SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A*

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2004	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

     The information contained in this report under “A Note About Forward-Looking Statements” on page 3, “Management’s Discussion and Analysis” on pages 5-13 and “Interim Consolidated Financial Statements”, including the notes thereto on pages 14-23, is incorporated by reference into Registration Statements on Form F-3 nos. 333-104577.

*	Re-filed to correct the dollar amount of business and government loans transferred to a held for sale portfolio in Q3 2003 reported on page 1 of the Shareholders Report under the heading Reducing risk. The correct amount is “$885 million” rather than “$855 million”.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: February 26, 2004	By:	/s/ Robert E. Waite Name: Robert E. Waite Title: Senior Vice-President

By: /s/ Gregory W. Tsang Name: Gregory W. Tsang Title: Vice-President